EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	04/29/09
Item IDs	2.02
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, 1st Quarter 2009 Earnings
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Press Release and Tables
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, Press Release and Tables

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
April 29, 2009



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: **0-11733**

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On April 29, 2009, City Holding Company ("the Company") issued a news release, attached as Exhibit 99.1, announcing the Company's earnings results for the first quarter ended March 31, 2009. Furnished as Exhibit 99.1 and incorporated herein by reference is the news release issued by the Company.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1 News Release issued April 29, 2009

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>May 1, 2009</u>

City Holding Company

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

For Immediate Release
April 29, 2009

For Further Information Contact:
Charles R. Hageboeck, Chief Executive Officer and President
(304) 769-1102

City Holding Company Announces First Quarter Results

Charleston, West Virginia – City Holding Company, "the Company" (NASDAQ:CHCO), a $2.6 billion bank holding company headquartered in Charleston, today announced net income per diluted share for the first quarter of $0.69 compared to $0.80 per diluted share in the first quarter of 2008. During the first quarter of 2008, the Company recognized a $3.3 million gain as a result of the partial redemption of its equity interest in Visa, Inc. ("Visa"). In addition, the Company incurred charges of $1.2 million for the early redemption of all of the Company's outstanding 9.15% trust preferred securities in the amount of $16.0 million. As a result of these events, net income for the first quarter of 2008 was increased by $2.1 million, or $0.09 per diluted share.

Net income for the first quarter of 2009 was $10.9 million compared to $13.0 million in the first quarter of 2008. For the first quarter of 2009, the Company achieved a return on assets of 1.70%, a return on tangible equity of 19.1%, a net interest margin of 4.46%, and an efficiency ratio of 47.7%. This compares with a return on assets of 2.09%, a return on equity of 21.6%, a net interest margin of 4.40%, and an efficiency ratio of 47.8% for the comparable period of 2008.

City's CEO Charles Hageboeck stated that, "Given the challenging environment facing our economy and the banking industry in particular, I believe that our shareholders will be very pleased with our first quarter results. Our asset quality remained stable with net charge-offs, non-performing assets, and past-due loans all improved in the first quarter of 2009 as compared to the 4th quarter of 2008. Importantly, the most significant asset quality problems that City has experienced continue to be non-owner occupied residential construction at the Greenbrier Resort in White Sulphur Springs, West Virginia. These properties accounted for approximately half of City's net charge-offs and provision expense in the first quarter of 2009.

"City's revenue growth was solid with net interest income up 3.5% as compared to the first quarter of 2008. Insurance revenues were up markedly, as were trust and investment management revenues – both significant accomplishments in light of our economy. Branch service charges were down, clearly reflecting lower consumer spending that many retail-focused banks have experienced during the first quarter. Overall, non-interest income, after adjusting for security gains and losses and for a gain on the sale of stock in VISA in the first quarter of 2008, was up by 3.4% - pretty good performance given the economy. Expenses remained well controlled in the first quarter - rising 3.2% as compared to the first quarter of 2008 after adjusting for a pre-payment penalty associated with the early redemption of $16 million in trust preferred securities last year.

"We did experience further other-than-temporary impairments ("OTTI") in our portfolio of pooled trust preferred securities. Many of the banks that are in these pooled trust preferred securities are quite troubled, and City has recognized losses as we believe that our methodology is appropriately conservative. Aside from this OTTI, we believe our results were really quite good. More importantly, in this difficult environment, City has what many of our peers would like to have – strong capital, strong liquidity, a solid core-deposit franchise, and an energetic team of leaders focused on driving the Company forward. Our ability to compete against banks that have neither the liquidity nor the capital amidst their significant asset quality problems, presents us the opportunity to grow our franchise meaningfully within our existing footprint in ways that weren't possible several years ago. Further, I believe that these opportunities will remain long-lived, as many of our competitors will struggle for years to replace lost capital, repay TARP proceeds, refinance other expensive sources of debt, and rebuild their capacity to pay dividends. While our competitors struggle to regain what they have lost, we will be focusing on moving forward."

Net Interest Income

The Company's tax equivalent net interest income increased $0.9 million, or 3.5%, from $24.1 million during the first quarter of 2008 to $25.0 million during the first quarter of 2009, as interest expense on deposits and other interest bearing liabilities decreased more quickly than interest income from loans and investments. The Company's reported net interest margin increased from 4.40% for the quarter ended March 31, 2008 to 4.46% for the quarter ended March 31, 2009.

During the third and fourth quarters of 2008, the Company sold $450 million of interest rate floors. The gain from sales of these interest rate floors of $16.7 million will be recognized over the remaining lives of the various hedged loans. During the first quarter of 2009, the Company recognized $2.9 million of interest income compared to $1.0 million of interest income recognized in the first quarter of 2008 from the interest rate floors.

Credit Quality

At March 31, 2009, the Allowance for Loan Losses ("ALLL") was $22.0 million or 1.23% of total loans outstanding and 107% of non-performing loans compared to $18.6 million or 1.09% of loans outstanding and 114% of non-performing loans at March 31, 2008, and $22.3 million or 1.23% of loans outstanding and 86% of non-performing loans at December 31, 2008.

As a result of the Company's quarterly analysis of the adequacy of the ALLL, the Company recorded a provision for loan losses of $1.7 million in the first quarter of 2009 compared to $1.9 million for the comparable period in 2008. The provision for loan losses recorded during the first quarter of 2009 reflects the difficulties of certain commercial borrowers of the Company during the quarter, the downgrade of their related credits, and management's assessment of the impact of these difficulties on the ultimate collectability of the loans. Changes in the amount of the provision and related allowance are based on the Company's detailed systematic methodology and are directionally consistent with changes in the composition and quality of the Company's loan portfolio. The Company believes its methodology for determining the adequacy of its ALLL adequately provides for probable losses inherent in the loan portfolio and produces a provision and allowance for loan losses that is directionally consistent with changes in asset quality and loss experience.

The Company's ratio of non-performing assets to total loans and other real estate owned improved from 1.64% at December 31, 2008 to 1.53% at March 31, 2009. Approximately 43% of the Company's non-performing loans at March 31, 2009, or approximately $9 million, were associated with a $13 million portfolio of loans to builders of speculative homes at the Greenbrier Resort in White Sulphur Springs, West Virginia. These loans are considered to be commercial loans due to the dollar amount of the borrowings, although the loans were used to purchase lots and to construct upper-scale single-family residences at the Greenbrier Resort. Construction loan terms were originally interest only for 12 months. All loans are collateralized by completed homes and eight residential lots. Through March 31, 2009, the Company has specifically reserved $4.0 million of the ALLL associated with this portfolio of speculative properties. During the second quarter of 2009, two of the completed residences and two residential lots were foreclosed and taken into the Company's Other Real Estate Owned. The loans associated with these properties were included in non-performing assets at March 31, 2009. The Greenbrier Resort has a long history and storied tradition as a top resort destination. However, the current economic scenario has been challenging for the Greenbrier, which lost $35 million in 2008 according to its owner, CSX Corporation. During March 2009, the Greenbrier filed for Chapter 11 bankruptcy reorganization and CSX Corporation announced that Marriott International was willing to buy the Greenbrier for up to $130 million, pending court approval and a new labor deal with Greenbrier workers. While this announcement sheds some light on the future of the Greenbrier, the Company has considered the uncertainty of the situation at the Greenbrier and believes that based on our analysis, the specific allowance allocated to the non-performing and substandard loans, after considering the value of the collateral securing such loans, is adequate to cover losses that may result from these loans as of March 31, 2009.

The Company's ratio of non-performing assets to total loans and other real estate owned is 138 basis points lower than that of our peer group (bank holding companies with total assets between $1 and $5 billion), which reported average non-performing assets as a percentage of loans and other real estate owned of 2.91% for the most recently reported quarter ended December 31, 2008. The Company's non-performing assets are disproportionately tied to two sub-sectors within the loan portfolio.

In addition to the 43% of the Company's non-performing loans associated with speculative builders at the Greenbrier, slightly more than 25% of the Company's non-performing assets are associated with real estate in what is known as the "Eastern Panhandle" of West Virginia – the counties of Jefferson, Berkeley, and Morgan. These three counties are distant suburbs of the Washington D.C. MSA and have experienced explosive growth in the last 10 years. While this is a relatively small part of the Company's entire franchise, the downturn that has gripped the nation's mortgage and construction industry has had disproportionately more impact upon the Company's asset quality and provision in this region than in the remainder of the Company. Exclusive of loans to speculative builders at the Greenbrier or loans in the Eastern Panhandle, other loans throughout the Company account for only 32% of the Company's non-performing loans.

The Company had net charge-offs of $1.9 million for the first quarter of 2009. Net charge-offs on commercial and residential loans were $1.5 and $0.3 million, respectively, for the first quarter. Charge-offs for commercial loans were primarily related to three specific credits that had been appropriately considered in establishing the allowance for loans losses in prior periods. In addition, net charge-offs for depository accounts were $0.1 million for the first quarter of 2009. While charge-offs on depository accounts are appropriately taken against the ALLL, the revenue associated with depository accounts is reflected in service charges.

Impairment Losses

During the first quarter of 2009, the Company recorded $2.2 million of investment impairment losses. The charges deemed to be other than temporary were related to pooled bank trust preferreds with a remaining book value of $8.9 million at March 31, 2009. The impairment charges related to the pooled bank trust preferred securities were based on the Company's quarterly reviews of its investment securities for indications of losses considered to be other than temporary. Based on management's assessment of the securities the Company owns, the seniority position of the securities within the pools, the level of defaults and deferred payments within the pools, and a review of the financial strength of the banks within the respective pools, management concluded that impairment charges of $2.2 million on the pooled bank trust preferred securities were necessary for the quarter ended March 31, 2009.

Non-interest Income

Exclusive of investment losses and the gain from the Visa initial public offering, non-interest income increased $0.5 million to $14.5 million in the first quarter of 2009 as compared to $14.0 million in the first quarter of 2008. Insurance commissions revenues increased $0.9 million, or 86.2%, from $1.0 million during the first quarter of 2008 to $1.9 million during the first quarter of 2009 on the strength of contingency payments and new business. Partially offsetting this increase was a decrease of $0.8 million, or 7.4%, in service charges from depository accounts. This decrease is attributable to a general nationwide decline in consumer spending.

Non-interest Expenses

Excluding the loss on the early redemption of the trust preferred securities in the first quarter of 2008, non-interest expenses increased $0.1 million from $18.7 million in the first quarter of 2008 to $18.8 million in the first quarter of 2009. Occupancy and equipment increased $0.3 million, or 19.5%, from the first quarter of 2008 due to an upgrade of the Company's core processing system and increased occupancy expenses, while salaries and employee benefits increased $0.2 million, or 2.3%, from the first quarter of 2008. In addition, advertising expenses rose $0.2 million from the first quarter of 2008. Partially offsetting these increases was a decline in other expenses of $1.1 million due in part to increased special charitable contributions of approximately $0.5 million during the first quarter of 2008.

Balance Sheet Trends

As compared to December 31, 2008, loans have decreased $21.0 million (1.2%) at March 31, 2009 due to decreases in commercial loans of $15.0 million (2.0%) and residential real estate loans of $12.3 million (2.0%). These decreases were partially offset by an increase in home equity loans of $5.1 million (1.3%).

Total average depository balances increased $43.8 million, or 2.2%, from the quarter ended December 31, 2008 to the quarter ended March 31, 2009. This growth was primarily in time deposits and interest-bearing deposits, which have increased $25.9 million and $14.7 million, respectively.

Income Tax Expense

The Company's effective income tax rate for the first quarter of 2009 was 34.6% compared to 25.2% for the year ended December 31, 2008, and 33.0% for the quarter ended March 31, 2008. The effective rate is based upon the Company's expected tax rate for the year ending December 31, 2009. The increase in the effective income tax rate is largely attributable to revisions in the West Virginia state tax code that are effective for the 2009 calendar year.

Capitalization and Liquidity

One of the Company's strengths is that it is highly profitable while maintaining strong liquidity and capital. With respect to liquidity, the Company's loan to deposit ratio was 84.3% and the loan to asset ratio was 69.3% at March 31, 2009. The Company maintained investment securities totaling 18.9% of assets as of this date. Further, the Company's deposit mix is weighted heavily toward checking and saving accounts that fund 43.1% of assets at March 31, 2009. Time deposits fund 39.2% of assets at March 31, 2009, but very few of these deposits are in accounts that have balances of more than $150,000, reflecting the core retail orientation of the Company.

The Company is also strongly capitalized. With respect to regulatory capital, at March 31, 2009, the Company's Leverage Ratio is 9.37%, the Tier I Capital ratio is 12.32%, and the Total Risk-Based Capital ratio is 13.47%. These regulatory capital ratios are significantly above levels required to be considered "well capitalized," which is the highest possible regulatory designation.

On March 25, 2009, the Board approved a quarterly cash dividend to 34 cents per share payable April 30, 2009, to shareholders of record as of April 15, 2009. During the quarter ended March 31, 2009, the Company repurchased 49,363 common shares at a weighted average price of $25.16 as part of a one million share repurchase plan authorized by the Board of Directors in August 2007. The Company's tangible equity ratio was 8.9% at March 31, 2009 compared with a tangible equity ratio of 8.8% at December 31, 2008.

City Holding Company is the parent company of City National Bank of West Virginia. City National operates 69 branches across West Virginia, Eastern Kentucky and Southern Ohio.

Forward-Looking Information

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the United States government's plan to purchase large amounts of illiquid, mortgage-backed and other securities from financial institutions may not be effective and/or it may not be available to us. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

		Three Months Ended March 31,		Percent Change
		2009	**2008**	
Earnings ($000s, except per share data):				
Net Interest Income (FTE)	$	24,974 $	24,134	3.48%
Net Income		10,924	13,038	(16.21)%
Earnings per Basic Share		0.69	0.81	(14.81)%
Earnings per Diluted Share		0.69	0.80	(13.75)%
Key Ratios (percent):				
Return on Average Assets		1.70%	2.09%	(18.76)%
Return on Average Tangible Equity		19.10%	21.55%	(11.41)%
Net Interest Margin		4.46%	4.40%	1.36%
Efficiency Ratio		47.67%	47.84%	(0.35)%
Average Shareholders' Equity to Average Assets		11.12%	12.03%	(7.50)%
Consolidated Risk Based Capital Ratios (a):				
Tier I		12.32%	13.96%	(11.75)%
Total		13.47%	14.97%	(10.02)%
Tangible Equity to Tangible Assets		8.87%	10.00%	(11.33)%
Common Stock Data:				
Cash Dividends Declared per Share	$	0.34 $	0.34	0.00%
Book Value per Share		17.69	18.92	(6.50)%
Tangible Book Value per Share		14.08	15.31	(8.03)%
Market Value per Share:				
High		33.41	41.37	(19.24)%
Low		20.88	32.51	(35.77)%
End of Period		26.68	39.90	(33.13)%
Price/Earnings Ratio (b)		9.67	12.31	(21.50)%

(a) March 31, 2009 risk-based capital ratios are estimated
(b) March 31, 2009 price/earnings ratio computed based on annualized first quarter 2009 earnings

CITY HOLDING COMPANY AND SUBSIDIARIES
Financial Highlights
(Unaudited)

Book Value and Market Price Range per Share

		Book Value per Share			Market Price Range per Share	
	March 31	June 30	September 30	December 31	Low	High
2005	$ 13.20	$ 15.56	$ 15.99	$ 16.14	$ 27.57	$ 39.21
2006	16.17	16.17	16.99	17.46	34.53	41.87
2007	17.62	17.40	17.68	18.14	31.16	41.54
2008	18.92	18.72	17.61	17.58	29.08	42.88
2009	17.69				20.88	33.41

Earnings per Basic Share

		Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date
2005	$ 0.70	$ 0.72	$ 0.73	$ 0.72	$ 2.87
2006	0.71	0.78	0.78	0.74	3.00
2007	0.76	0.72	0.76	0.78	3.02
2008	0.81	0.83	(0.16)	0.26	1.74
2009	0.69				0.69

Earnings per Diluted Share

		Quarter Ended			
	March 31	June 30	September 30	December 31	Year-to-Date
2005	$ 0.69	$ 0.71	$ 0.72	$ 0.72	$ 2.84
2006	0.71	0.77	0.77	0.74	2.99
2007	0.76	0.72	0.76	0.78	3.01
2008	0.80	0.83	(0.16)	0.26	1.74
2009	0.69				0.69

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Income
(Unaudited) ($ in 000s, except per share data)

| | Three Months Ended March 31, | |
	2009	2008
Interest Income		
Interest and fees on loans	$ 28,058	$ 30,992
Interest on investment securities:		
Taxable	6,062	6,064
Tax-exempt	409	399
Interest on deposits in depository institutions	5	65
Total Interest Income	34,534	37,520
Interest Expense		
Interest on deposits	9,373	12,015
Interest on short-term borrowings	153	1,145
Interest on long-term debt	254	441
Total Interest Expense	9,780	13,601
Net Interest Income	24,754	23,919
Provision for loan losses	1,650	1,883
Net Interest Income After Provision for Loan Losses	23,104	22,036
Non-Interest Income		
Investment securities (losses) gains	(2,075)	2
Service charges	10,435	11,274
Insurance commissions	1,933	1,038
Trust and investment management fee income	707	632
Bank owned life insurance	732	676
VISA IPO Gain	-	3,289
Other income	701	407
Total Non-Interest Income	12,433	17,318
Non-Interest Expense		
Salaries and employee benefits	9,583	9,363
Occupancy and equipment	1,909	1,597
Depreciation	1,211	1,133
Professional fees	453	367
Postage, delivery, and statement mailings	718	654
Advertising	863	617
Telecommunications	420	418
Bankcard expenses	648	621
Insurance and regulatory	376	338
Office supplies	531	457
Repossessed asset losses, net of expenses	129	32
Loss on early extinguishment of debt	-	1,208
Other expenses	1,993	3,094
Total Non-Interest Expense	18,834	19,899
Income Before Income Taxes	16,703	19,455
Income tax expense	5,779	6,417
Net Income	$ 10,924	$ 13,038
Basic earnings per share	$ 0.69	$ 0.81
Diluted earnings per share	$ 0.69	$ 0.80
Average Common Shares Outstanding:		
Basic	15,921	16,147
Diluted	15,933	16,205

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(Unaudited) ($ in 000s)

	Three Months Ended	
	March 31, 2009	March 31, 2008
Balance at January 1	$ 280,429	$ 293,994
Net income	10,924	13,038
Other comprehensive income:		
Change in unrealized (loss) gain on securities available-for-sale	(1,688)	1,748
Change in unrealized (loss) gain on interest rate floors	(1,786)	4,899
Cash dividends declared ($0.34/share)	(5,410)	(5,476)
Issuance of stock award shares, net	275	273
Exercise of 300 stock options	3	-
Exercise of 5,700 stock options	-	76
Excess tax benefits on stock compensation	-	6
Purchase of 49,363 common shares of treasury	(1,242)	-
Purchase of 104,960 common shares of treasury	-	(3,717)
Balance at March 31	$ 281,505	$ 304,841

CITY HOLDING COMPANY AND SUBSIDIARIES
Condensed Consolidated Quarterly Statements of Income
(Unaudited) ($ in 000s, except per share data)

	March 31 2009	December 31 2008	Quarter Ended September 30 2008	June 30 2008	March 31 2008
Interest income	$ 34,534	$ 36,663	$ 36,522	$ 36,968	$ 37,520
Taxable equivalent adjustment	220	200	200	204	214
Interest income (FTE)	34,754	36,863	36,722	37,172	37,734
Interest expense	9,780	10,582	10,241	11,494	13,601
Net interest income	24,974	26,281	26,481	25,678	24,133
Provision for loan losses	1,650	5,340	2,350	850	1,883
Net interest income after provision for loan losses	23,324	20,941	24,131	24,828	22,250
Noninterest income	12,433	3,181	(12,758)	14,195	17,318
Noninterest expense	18,834	17,766	19,246	18,761	19,899
Income (Loss) before income taxes	16,923	6,356	(7,873)	20,262	19,669
Income tax expense (benefit)	5,779	1,907	(5,516)	6,679	6,417
Taxable equivalent adjustment	220	200	200	204	214
Net income (loss)	$ 10,924	$ 4,249	$ (2,557)	$ 13,379	$ 13,038
Basic earnings (loss) per share	$ 0.69	$ 0.26	$ (0.16)	$ 0.83	$ 0.81
Diluted earnings (loss) per share	0.69	0.26	(0.16)	0.83	0.80
Cash dividends declared per share	0.34	0.34	0.34	0.34	0.34
Average Common Share (000s):					
Outstanding	15,921	16,078	16,142	16,103	16,147
Diluted	15,933	16,100	16,195	16,167	16,205
Net Interest Margin	4.46%	4.73%	4.78%	4.65%	4.40%

CITY HOLDING COMPANY AND SUBSIDIARIES
Non-Interest Income and Non-Interest Expense
(Unaudited) ($ in 000s)

		March 31 2009		December 31 2008		Quarter Ended September 30 2008		June 30 2008		March 31 2008
Non-Interest Income:										
Service charges	$	10,435	$	11,459	$	11,993	$	11,269	$	11,274
Insurance commissions		1,933		981		1,025		1,168		1,038
Trust and investment management fee income		707		518		640		449		632
Bank owned life insurance		732		739		767		750		676
Other income		701		284		284		559		407
Subtotal		14,508		13,981		14,709		14,195		14,027
Investment securities (losses) gains		(2,075)		(10,800)		(27,467)		-		2
VISA IPO Gain		-		-		-		-		3,289
Total Non-Interest Income	$	12,433	$	3,181	$	(12,758)	$	14,195	$	17,318
Non-Interest Expense:										
Salaries and employee benefits	$	9,583	$	8,845	$	9,538	$	9,517	$	9,363
Occupancy and equipment		1,909		1,773		1,800		1,701		1,597
Depreciation		1,211		1,193		1,110		1,087		1,133
Professional fees		453		451		435		427		367
Postage, delivery, and statement mailings		718		641		636		618		654
Advertising		863		818		821		643		617
Telecommunications		420		562		496		440		418
Bankcard expenses		648		711		717		640		621
Insurance and regulatory		376		363		354		333		338
Office supplies		531		533		527		504		457
Repossessed asset losses, net of expenses		129		87		314		91		32
Loss on early extinguishment of debt		-		-		-		-		1,208
Other expenses		1,993		1,789		2,498		2,760		3,094
Total Non-Interest Expense	$	18,834	$	17,766	$	19,246	$	18,761	$	19,899
Employees (Full Time Equivalent)		830		827		812		817		821
Branch Locations		69		69		69		68		69

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
($ in 000s)

	March 31 2009	December 31 2008
	(Unaudited)	
Assets		
Cash and due from banks	$ 43,757	$ 55,511
Interest-bearing deposits in depository institutions	4,736	4,118
Cash and cash equivalents	48,493	59,629
Investment securities available-for-sale, at fair value	459,014	424,214
Investment securities held-to-maturity, at amortized cost	29,049	29,067
Total investment securities	488,063	453,281
Gross loans	1,791,308	1,812,344
Allowance for loan losses	(21,980)	(22,254)
Net loans	1,769,328	1,790,090
Bank owned life insurance	71,131	70,400
Premises and equipment	61,689	60,138
Accrued interest receivable	9,824	9,024
Net deferred tax assets	50,297	48,462
Intangible assets	57,362	57,479
Other assets	28,006	33,943
Total Assets	$ 2,584,193	$ 2,582,446
Liabilities		
Deposits:		
Noninterest-bearing	$ 313,863	$ 298,530
Interest-bearing:		
Demand deposits	428,539	420,554
Savings deposits	371,462	354,956
Time deposits	1,011,736	967,090
Total deposits	2,125,600	2,041,130
Short-term borrowings	124,613	194,463
Long-term debt	19,023	19,047
Other liabilities	33,452	47,377
Total Liabilities	2,302,688	2,302,017
Stockholders' Equity		
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	-	-
Common stock, par value $2.50 per share: 50,000,000 shares authorized;		
18,499,282 shares issued at March 31, 2009 and December 31, 2008		
less 2,582,838 and 2,548,538 shares in treasury, respectively	46,249	46,249
Capital surplus	102,797	102,895
Retained earnings	236,127	230,613
Cost of common stock in treasury	(89,595)	(88,729)
Accumulated other comprehensive (loss):		
Unrealized loss on securities available-for-sale	(17,317)	(15,628)
Unrealized gain on derivative instruments	7,502	9,287
Underfunded pension liability	(4,258)	(4,258)
Total Accumulated Other Comprehensive (Loss)	(14,073)	(10,599)
Total Stockholders' Equity	281,505	280,429
Total Liabilities and Stockholders' Equity	$ 2,584,193	$ 2,582,446

CITY HOLDING COMPANY AND SUBSIDIARIES
Investment Portfolio
(Unaudited) ($ in 000s)

	Original Cost		Other Than Temporary Impairment Charges through March 31, 2009		Unrealized Gains (Losses)		Carrying Value
FNMA & FHLMC Preferred Stock	$	22,679	$	(21,089)	$	(944)	$	646
Mortgage Backed Securities		279,511		-		4,682		284,193
Municipal Bonds		43,929		-		10		43,939
Pooled Bank Trust Preferreds		27,197		(18,337)		(7,110)		1,750
Single Issuer Bank Trust Preferreds, Subdebt of Financial Institutions and								
Bank Holding Company Preferred Stocks		110,737		(1,000)		(21,724)		88,013
Money Markets and Mutual Funds		51,040		-		(19)		51,021
Federal Reserve Bank and FHLB stock		13,035		-		-		13,035
Community Bank Equity Positions		8,904		-		(3,438)		5,466
Total Investments	$	557,032	$	(40,426)	$	(28,543)	$	488,063

CITY HOLDING COMPANY AND SUBSIDIARIES
Loan Portfolio
(Unaudited) ($ in 000s)

	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Residential real estate	$ 599,692	$ 611,962	$ 620,951	$ 612,676	$ 605,579
Home equity	389,453	384,320	377,919	371,537	347,986
Commercial, financial, and agriculture	753,234	768,255	729,613	715,196	699,653
Installment loans to individuals	45,175	43,585	44,728	45,385	45,557
Previously securitized loans	3,754	4,222	4,520	5,253	6,025
Gross Loans	$ 1,791,308	$ 1,812,344	$ 1,777,731	$ 1,750,047	$ 1,704,800

CITY HOLDING COMPANY AND SUBSIDIARIES
Previously Securitized Loans
(Unaudited) ($ in millions)

Year Ended:	December 31 Balance (a)	Annualized Interest Income (a)	Effective Annualized Yield (a)
2008	$ 4.2	$ 5.6	108%
2009	3.6	4.0	120%
2010	3.1	3.3	120%
2011	2.7	2.9	120%
2012	2.3	2.5	120%

a - 2008 amounts are based on actual results. 2009 amounts are based on actual results through March 31, 2009 and estimated amounts for the remainder of the year. 2010, 2011, and 2012 amounts are based on estimated amounts.

Note: The amounts reflected in the table above require management to make significant assumptions based on estimated future default, prepayment, and discount rates. Actual performance could be significantly different from that assumed, which could result in the actual results being materially different from the amounts estimated above.

CITY HOLDING COMPANY AND SUBSIDIARIES
Consolidated Average Balance Sheets, Yields, and Rates
(Unaudited) ($ in 000s)

	Three Months Ended March 31,					
	2009			2008		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Loan portfolio:						
Residential real estate	$ 603,767	$ 8,781	5.90%	$ 601,600	$ 9,886	6.61%
Home equity	386,653	6,143	6.44%	343,658	5,912	6.92%
Commercial, financial, and agriculture	756,201	10,875	5.83%	700,155	12,235	7.03%
Loans to depository institutions	-	-	-	4,670	35	3.01%
Installment loans to individuals	47,566	1,118	9.53%	47,629	1,346	11.37%
Previously securitized loans	3,867	1,141	119.66%	6,421	1,578	98.84%
Total loans	1,798,054	28,058	6.33%	1,704,133	30,992	7.31%
Securities:						
Taxable	430,734	6,062	5.71%	455,663	6,064	5.35%
Tax-exempt	37,558	629	6.79%	37,723	614	6.55%
Total securities	468,292	6,691	5.79%	493,386	6,678	5.44%
Deposits in depository institutions	4,826	5	0.42%	8,697	65	3.01%
Total interest-earning assets	2,271,172	34,754	6.21%	2,206,216	37,735	6.88%
Cash and due from banks	52,410			65,442		
Bank premises and equipment	60,813			54,709		
Other assets	211,000			186,273		
Less: Allowance for loan losses	(22,564)			(17,837)		
Total assets	$ 2,572,831			$ 2,494,803		
Liabilities:						
Interest-bearing demand deposits	416,695	463	0.45%	409,745	712	0.70%
Savings deposits	360,740	507	0.57%	360,587	1,104	1.23%
Time deposits	982,947	8,403	3.47%	933,502	10,199	4.39%
Short-term borrowings	147,510	153	0.42%	127,793	1,145	3.60%
Long-term debt	19,032	254	5.41%	22,505	441	7.88%
Total interest-bearing liabilities	1,926,924	9,780	2.06%	1,854,132	13,601	2.95%
Noninterest-bearing demand deposits	324,333			311,885		
Other liabilities	35,392			28,770		
Stockholders' equity	286,182			300,016		
Total liabilities and stockholders' equity	$ 2,572,831			$ 2,494,803		
Net interest income		$ 24,974			$ 24,134	
Net yield on earning assets			4.46%			4.40%

CITY HOLDING COMPANY AND SUBSIDIARIES
Analysis of Risk-Based Capital
(Unaudited) ($ in 000s)

	March 31 2009 (a)	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Tier I Capital:					
Stockholders' equity	$ 281,505	$ 280,429	$ 284,912	$ 302,056	$ 304,841
Goodwill and other intangibles	(57,165)	(57,479)	(57,600)	(57,893)	(58,065)
Accumulated other comprehensive loss (income)	14,073	10,599	14,477	3,718	(7,280)
Qualifying trust preferred stock	16,000	16,000	16,000	16,000	16,000
Unrealized Loss on AFS securities	(4,401)	(3,342)	(761)	(712)	(275)
Excess deferred tax assets	(15,796)	(23,841)	(15,470)	-	-
Total tier I capital	$ 234,215	$ 222,366	$ 241,558	$ 263,169	$ 255,221
Total Risk-Based Capital:					
Tier I capital	$ 234,215	$ 222,366	$ 241,558	$ 263,169	$ 255,221
Qualifying allowance for loan losses	21,980	22,254	18,879	17,959	18,567
Total risk-based capital	$ 256,195	$ 244,620	$ 260,437	$ 281,128	$ 273,788
Net risk-weighted assets	$ 1,901,377	$ 1,875,934	$ 1,842,684	$ 1,855,401	$ 1,828,559
Ratios:					
Average stockholders' equity to average assets	11.12%	11.53%	12.45%	12.46%	12.03%
Tangible capital ratio	8.87%	8.83%	9.44%	10.02%	10.00%
Risk-based capital ratios:					
Tier I capital	12.32%	11.85%	13.11%	14.18%	13.96%
Total risk-based capital	13.47%	13.04%	14.13%	15.15%	14.97%
Leverage capital	9.37%	9.14%	9.97%	10.75%	10.47%

(a) March 31, 2009 risk-based capital ratios are estimated

CITY HOLDING COMPANY AND SUBSIDIARIES
Intangibles
(Unaudited) ($ in 000s)

	As of and for the Quarter Ended				
	March 31 2009	December 31 2008	September 30 2008	June 30 2008	March 31 2008
Intangibles, net	$ 57,362	$ 57,479	$ 57,600	$ 57,893	$ 58,065
Intangibles amortization expense	117	121	173	172	173

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Loan Loss Experience
(Unaudited) ($ in 000s)

	March 31 2009		December 31 2008		Quarter Ended September 30 2008		June 30 2008		March 31 2008
Balance at beginning of period	$	22,254	$	18,879	$	17,959	$	18,567	$	17,581
Charge-offs:									
Commercial, financial, and agricultural		1,479		1,073		563		1,022		406
Real estate-mortgage		394		603		523		190		274
Installment loans to individuals		69		29		62		77		75
Overdraft deposit accounts		664		779		783		604		985
Total charge-offs		2,606		2,484		1,931		1,893		1,740
Recoveries:									
Commercial, financial, and agricultural		29		14		(30)		41		13
Real estate-mortgage		81		79		69		48		27
Installment loans to individuals		55		45		71		72		108
Overdraft deposit accounts		517		381		391		274		695
Total recoveries		682		519		501		435		843
Net charge-offs		1,924		1,965		1,430		1,458		897
Provision for loan losses		1,650		5,340		2,350		850		1,883
Balance at end of period	$	21,980	$	22,254	$	18,879	$	17,959	$	18,567
Loans outstanding	$	1,791,308	$	1,812,344	$	1,777,731	$	1,750,047	$	1,704,800
Average loans outstanding		1,798,054		1,787,861		1,754,183		1,728,609		1,704,133
Allowance as a percent of loans outstanding		1.23%		1.23%		1.06%		1.03%		1.09%
Allowance as a percent of non-performing loans		107.44%		86.07%		135.92%		122.89%		113.55%
Net charge-offs (annualized) as a percent of average loans outstanding		0.43%		0.44%		0.33%		0.34%		0.21%
Net charge-offs, excluding overdraft deposit accounts, (annualized) as a percent of average loans outstanding		0.40%		0.35%		0.24%		0.26%		0.14%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Non-Performing Assets
(Unaudited) ($ in 000s)

	March 31 2009		December 31 2008		September 30 2008		June 30 2008		March 31 2008
Nonaccrual loans	$	20,007	$	25,224	$	13,709	$	14,018	$	15,840
Accruing loans past due 90 days or more		386		623		141		431		257
Previously securitized loans past due 90 days or more		64		10		40		165		255
Total non-performing loans		20,457		25,857		13,890		14,614		16,352
Other real estate owned, excluding property associated with previously securitized loans		6,686		3,469		3,332		6,164		4,192
Other real estate owned associated with previously securitized loans		374		400		417		321		148
Other real estate owned		7,060		3,869		3,749		6,485		4,340
Total non-performing assets	$	27,517	$	29,726	$	17,639	$	21,099	$	20,692
Non-performing assets as a percent of loans and other real estate owned		1.53%		1.64%		0.99%		1.20%		1.21%

CITY HOLDING COMPANY AND SUBSIDIARIES
Summary of Total Past Due Loans
(Unaudited) ($ in 000s)

	March 31 2009		December 31 2008		September 30 2008		June 30 2008		March 31 2008
Residential real estate	$	5,882	$	6,179	$	3,636	$	5,487	$	3,763
Home equity		1,454		1,243		1,400		1,316		1,344
Commercial, financial, and agriculture		2,044		1,679		1,741		1,166		806
Installment loans to individuals		192		241		216		290		360
Previously securitized loans		818		999		598		632		897
Overdraft deposit accounts		410		592		491		485		568
Total past due loans	$	10,800	$	10,933	$	8,082	$	9,376	$	7,738